UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Akari Therapeutics, Plc

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

00972G108

(CUSIP Number)

Gary Emmanuel, Esquire

Greenberg Traurig, LLP

One Vanderbilt Avenue

New York, NY 10017

+1 212 801 9337

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00972G108	SC 13D/A	Page 2 of 7 Pages

1.	Names of Reporting Persons. Ray Prudo, M.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,455,428,700
	8.	Shared Voting Power 2,294,904,900
	9.	Sole Dispositive Power 1,455,428,700
	10.	Shared Dispositive Power 2,294,904,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,294,904,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00972G108	SC 13D/A	Page 3 of 7 Pages

1.	Names of Reporting Persons. RPC Pharma Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Malta

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 800,766,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 800,766,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,766,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 00972G108	SC 13D/A	Page 4 of 7 Pages

1.	Names of Reporting Persons. Praxis Trustees Limited As trustee of The Sonic Healthcare Holding Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 38,709,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 38,709,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,709,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00972G108	SC 13D/A	Page 5 of 7 Pages

Introduction

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements where indicated the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 29, 2015 and amended on October 26, 2017, March 30, 2020, October 18, 2021, and January 14, 2022, respectively (collectively, the “Prior Schedule 13D”) by and on behalf of RPC Pharma Limited, a Maltese corporation (“RPC”), Ray Prudo, M.D., a citizen of Canada (“Dr. Prudo”) and Praxis Trustees Limited As trustee of The Sonic Healthcare Holding Company (“Praxis,” and together with RPC, and Dr. Prudo, the “Prior Reporting Persons”), and relates to the ordinary shares, par value $0.0001 (“Ordinary Shares”) of Akari Therapeutics, Plc, a public limited company formed under the laws of England and Wales (the “Issuer”). The Issuer's American Depositary Shares, each representing 100 Ordinary Shares (the "ADSs"), have been registered on a registration statement on Form F-6 (File No. 333-185197), as supplemented (File Nos. 333-234213 and 333-262049), and trade on the Nasdaq Capital Market under the symbol "AKTX."

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Prior Schedule 13D. This Amendment No. 5 amends and supplements the Prior Schedule 13D as specifically set forth herein. Except as set forth below, all previous Items in the Prior Schedule 13D remain unchanged.

This Amendment No. 5 is being filed to amend Items 3, 4 and 5 as set forth below and to update the number of shares of Ordinary Shares beneficially held by the Reporting Persons as a result of the transaction described below.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Prior Schedule 13D is hereby supplemented by adding the following paragraph:

On March 8, 2022, pursuant to a registered direct offering (the “March 2022 Registered Direct Offering”) of 7,440,833 of the Issuer’s ADSs, Dr. Prudo purchased 833,334 ADSs at a price of $1.20 per ADS. The funds used by Dr. Prudo to acquire the ADSs were from his personal funds. In connection with the sale of the ADSs in the March 2022 Registered Direct Offering, Dr. Prudo was also issued registered warrants to purchase an aggregate of 416,667 ADSs at a price of $1.65 per ADS in the March 2022 Registered Direct Offering. The warrants were immediately exercisable.

On September 12, 2022, pursuant to a registered direct offering (the “September 2022 Registered Direct Offering”) of 15,100,000 of the Issuer’s ADSs, Dr. Prudo purchased 1,176,471 ADSs at a price of $0.85 per ADS. The funds used by Dr. Prudo to acquire the ADSs were from his personal funds. In a concurrent private placement (the “September 2022 Private Offering”), Dr. Prudo was also issued unregistered warrants to purchase an aggregate of 2,352,942 ADSs at a price of $0.85 per ADS, and such ADSs were registered for resale pursuant to a registration statement on Form F-1 (File No. 333-267840). The warrants were immediately exercisable.

On March 30, 2023, pursuant to a registered direct offering (the “March 2023 Registered Direct Offering”) of 26,666,667 of the Issuer’s ADSs, Dr. Prudo purchased 8,666,666 ADSs at a price of $0.15 per ADS.

The funds used by Dr. Prudo to acquire the ADSs and warrants described in Item 3 of this Amendment No. 5 were from his personal funds.

Item 4. Purpose of Transaction.

Item 4 of the Prior Schedule 13D is hereby supplemented by adding the following paragraph:

On March 8, 2022, Dr. Prudo purchased 833,334 ADSs and was issued warrants to purchase 416,667 ADSs in the March 2022 Registered Direct Offering described above. On September 12, 2022, Dr. Prudo purchased 1,176,471 ADSs and warrants to purchase 2,352,942 ADSs in the September 2022 Registered Direct Offering and September 2022 Private Offering described above, respectively. On March 30, 2023, Dr. Prudo purchased 8,666,666 ADSs in the March 2023 Registered Direct Offering described above.

CUSIP No. 00972G108	SC 13D/A	Page 6 of 7 Pages

Item 5. Interest in Securities of the Issuer.

(a) In his individual capacity, Dr. Prudo beneficially owns the 2,294,904,900 Ordinary Shares reported on the first cover page, which represents approximately 22.7% of the Issuer’s Ordinary Shares. RPC beneficially owns the 800,766,600 Ordinary Shares reported on the second cover page, which represents approximately 7.9% of the Issuer’s Ordinary Shares. Voting and investment decisions with respect to such shares are controlled by Dr. Prudo. Praxis beneficially owns the 38,709,600 Ordinary Shares reported on the third cover page, which represents approximately 0.4% of the Issuer’s Ordinary Shares. Voting and investment decisions with respect to such shares are controlled by Dr. Prudo. The percentage of beneficial ownership reported on the Reporting Persons’ cover pages to this Amendment No. 5 is based on 10,111,583,823 Ordinary Shares outstanding as of March 31, 2023 (as reported in the Issuer’s Prospectus Supplement Form 424B5 filed on March 31, 2023).

(b)

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Ray Prudo, M.D.	1,455,428,700	2,294,904,900	1,455,428,700	2,294,904,900
RPC Pharma Limited	0	800,766,600	0	800,766,600
Praxis	0	38,709,600	0	38,709,600

(c) On March 8, 2022, Dr. Prudo purchased 833,334 ADSs and was issued warrants to purchase 416,667 ADSs in the March 2022 Registered Direct Offering described above. On September 12, 2022, Dr. Prudo purchased 1,176,471 ADSs and warrants to purchase 2,352,942 ADSs in the September 2022 Registered Direct Offering and September 2022 Private Offering described above, respectively. On March 30, 2023, Dr. Prudo purchased 8,666,666 ADSs in the March 2023 Registered Direct Offering described above. None of the Reporting Persons has effected any other transactions in shares of the Common Stock during the 60 days prior to the filing of this Amendment No. 5.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of any Ordinary Shares.

(e) Not applicable.

CUSIP No. 00972G108	SC 13D/A	Page 7 of 7 Pages

Signatures

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated April 14, 2023	By:	/s/ Ray Prudo
RAY PRUDO, M.D.

Dated: April 14, 2023	RPC PHARMA LIMITED

	By:	/s/ Ray Prudo
Name: Ray Prudo, M.D.
Title: Authorized Person

Dated: April 14, 2023	Praxis Trustees Limited As trustee of The Sonic Healthcare Holding Company

	By:	/s/ Blaine Queripel
Name: Blane Queripel
Title: Trustee Director